SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

EXAR CORPORATION

(Name of Subject Company (issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities Underlying Common Stock)

Roubik Gregorian

Chief Executive Officer and President

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Tel: (510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Matthew Sonsini

David Berger

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$120,000,000	$14,124(1)
(1)	Calculated solely for purposes of determining the filing fee. This calculation assumes the purchase of at total of 7,058,823 shares of outstanding common stock of Exar Corporation, par value $0.0001 per share, at the maximum tender offer price of $17.00 per share. The amount of the filing fee equals $117.70 per million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,124
Form or Registration No.:	Schedule TO
Filing Party:	Exar Corporation
Date Filed:	July 25, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on July 25, 2005, as amended and supplemented by Amendment No. 1 filed with the Commission on August 5, 2005, by Exar Corporation, a Delaware corporation (“Exar” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Exar’s offer to purchase for cash up to 7,058,823 shares of its common stock, par value $0.0001 per share (“Common Stock”), or such lesser number of shares of Common Stock as is properly tendered and not properly withdrawn, at a price not greater than $17.00 nor less than $15.00 per share, net to the seller in cash, without interest. Exar’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2005 (“Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Exchange Act. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information in the Offer is incorporated in this Amendment No. 2 by reference in response to all of the items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On August 24, 2005, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 p.m., New York City time, on Tuesday, August 23, 2005. A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(B) Press Release, dated August 24, 2005 (announcing preliminary results of tender offer).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXAR CORPORATION

/S/ RONALD W. GUIRE
Ronald W. Guire Executive Vice President, Chief Financial Officer and Assistant Secretary

Date: August 24, 2005

INDEX TO EXHIBITS

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase dated July 25, 2005.†

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).†

(a)(1)(C)	Notice of Guaranteed Delivery.†

(a)(1)(D)	Letter to Stockholders, dated July 25, 2005.†

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.†

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.†

(a)(5)(A)	Form of Summary Advertisement.†

(a)(5)(B)	Press Release dated August 24, 2005.††

(b)	None.

(d)(1)	1989 Employee Stock Participation Plan and related Offering documents, incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2000.

(d)(2)	1996 Non-Employee Directors’ Stock Option Plan and related forms of stock option grant and exercise, incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(3)	1997 Equity Incentive Plan and related forms of stock option grant and exercise, incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(4)	Executive Officers’ Change of Control Severance Benefit Plan, incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2000.

(d)(5)	2000 Equity Incentive Plan and related forms of stock option grant and exercise, incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(6)	Executive Employment Agreement between Exar Corporation and Donald L. Ciffone, Jr., dated December 6, 2000, as amended and restated on June 21, 2001, March 28, 2003, June 12, 2003, December 3, 2003 and October 28, 2004, incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(7)	Form of Letter Agreement Regarding Change of Control for each of the following: Frank P. Carrubba, Raimon L. Conlisk, James E. Dykes, Richard Previte, Donald L. Ciffone, Jr., Michael J. Class, Roubik Gregorian, Ronald W. Guire, Susan J. Hardman, Thomas R. Melendrez, Stephen W. Michael, incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K405 for the year ended March 31, 2001.

(d)(8)	Fiscal 2005 Executive Incentive Compensation Program, incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(9)	Fiscal 2005 Key Employee Incentive Compensation Program, incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(10)	Agreement Regarding Ongoing Services as Chairman of the Board between Exar Corporation and Donald L. Ciffone, Jr., dated October 29, 2004, incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K dated November 1, 2004.

(d)(11)	Grant of Restricted Stock Purchase Right between Exar Corporation and Roubik Gregorian dated March 24, 2005, incorporated by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K dated March 30, 2005.

(g)	Not Applicable.

(h)	Not Applicable.

†	Previously filed on Schedule TO dated July 25, 2005.

††	Filed herewith.